Brite Semiconductor Achieves First-Pass Silicon Success with SMIC’s 40nm Process

Shanghai  [2011-06-21]

Brite Semiconductor (Shanghai) Corporation and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK) today announced that they have achieved first-pass silicon success with Brite’s first 40nm chip, using SMIC’s 40nm process technology.

Brite Semiconductor’s independently designed 40nm chip is the result of Brite’s collaboration with Synopsys Inc. and SMIC. It integrates Synopsys’ DesignWare? embedded memory and standard cell libraries, and SMIC’s independently developed PLL and I/O IP. The successful implementation of the design has proven Brite’s front-end and back-end design flows on 40nm advanced technology.

“The expertise of Brite’s design team and its rigorous design methodology have resulted in the first-pass silicon success of our 40nm chip. This marks a key milestone for Brite Semiconductor, and further establishes Brite as a premier global design service company,” said Dr. Charlie Zhi, CEO of Brite Semiconductor.

“The collaboration between Synopsys and Brite demonstrates our commitment to serve our customers with solutions that accelerate design tape-out. The first-pass silicon success of Brite’s first 40nm design validates Synopsys’ reference design flow on SMIC’s 40nm advanced technology, and reflects the strong capability of Brite’s design team,” said Robert Li, General Manager of Synopsys China.

“We are pleased to see that our collaboration with Brite and Synopsys has achieved first-pass silicon success on SMIC’s 40nm advanced technology. This joint effort demonstrates the capability of SMIC’s 40nm advanced technology to effectively support leading-edge designs. We are confident that Brite will continue to forge close partnerships with its customers and quickly ramp into production,” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC.

About Brite Semiconductor

Brite Semiconductor is a fabless ASIC turnkey service company delivering the most cost-effective, predictable and reliable custom ASIC solutions to electronics product customers worldwide. With SMIC and Open-Silicon as strategic partners, Brite Semiconductor uses proven design flows and methodologies with advanced design capability, and provides end-to-end custom ASIC solutions based on a proven business model that provides a seamless, low-cost, low-risk alternative to traditional models for complex ASIC design and development. For more information, please visit www.britesemi.com.

About Synopsys

Synopsys, Inc. (Nasdaq: SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, system-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has approximately 70 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com/.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.
For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our belief that we are on course to profitability, and statements under “Second Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact:
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact:
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Brite Semiconductor Contact Information¡G
Ms. Lynda Chen
Tel: +86-21-50277866 x236
Email: lynda.chen@britesemi.com